February 29, 2008

Mr. John P. Nolan
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0408

RE:      First Federal of Northern Michigan Bancorp, Inc.
         Form 10-KSB filed March 02, 2007
         File No. 000-31957

Dear Mr. Nolan:

We are in receipt of the comments issued by the accounting staff of the Securities and Exchange Commission in your comment letter dated December 19, 2007 regarding the 2006 Form 10-KSB and the Form 10-QSB for the period ended September 30, 2007 for the above referenced company (the "Company"). We appreciate the staff's verbal extension of time to respond to the staff's comments. The Company's responses to the staff's comments follow:

Form 10-KSB for the period ended December 31, 2006
--------------------------------------------------

Exhibit 13 - 2006 Annual Report
-------------------------------

Note 1 - Summary of Significant Accounting Policies
---------------------------------------------------

Intangible Assets - page 13
---------------------------

     1. As requested in the comment, we have provided below our analysis supporting our accounting for various branch acquisitions as "businesses." First, however, we have summarized the applicable authoritative accounting literature.

          SFAS 141

          SFAS 141, paragraph 4 states that "An entity shall determine whether a transaction or other event is a business combination by applying the definition of this Statement, which requires that the assets acquired and liabilities assumed constitute a business. If the assets acquired are not a business, the reporting entity shall account for the transaction or other event as an asset acquisition."

          Paragraph A4 of Appendix A of SFAS 141 goes on to define a business as "an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members or participants." The three elements of a business, per paragraph A4 are:

          a. Input: Any economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it. Intangible assets are specifically listed as being an "input."
          b. Process: Any system, standard, protocol, convention, or rule that when applied to an input or inputs, creates or has the ability to create outputs. Operational processes are specifically mentioned as an example.
          c. Output: The result of inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.

               Paragraph A5 of SFAS 141 states that a business need not include all of the inputs or processes that the seller used in operating that business if market participants are capable of acquiring the business and continuing to produce outputs, for example, by integrating the business with their own inputs and processes.

               Paragraph A8 of SFAS 141 states that determining whether a particular set of assets and activities is a business should be based on whether the integrated set is capable of being conducted and managed as a business by a market participant.

               EITF 98-3

               EITF 98-3 discusses how exchanges of assets should be accounted for at historical cost and how a "business" should be defined. Paragraph 6 of EITF 98-3 defines a business as "a self-sustaining set of activities and assets conducted and managed for the purpose of providing a return to investors." A business consists of: (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues. For a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers."

               Paragraph 6 of EITF 98-3 further evaluates the three components of a business by indicating that inputs include:

               o Long-lived assets, including intangible assets, or rights to use long-lived assets;

               o    Intellectual property;

               o The ability to obtain access to necessary materials or rights; and o Employees

               Processes are defined as:

               o The existence of systems, standards, protocols, conventions, and rules that act to define the processes necessary for normal, self-sustaining operations such as (i) strategic processes, (ii) operational processes, and (ii) resource management processes.

               Outputs are defined as:

               o The ability to obtain access to the customers that purchase the outputs of the transferred set.

               Paragraph 6 further states that a transferred set of activities and assets fails the definition of a business if it excludes one or more of the above items such that it is not possible for the set to continue normal operations and sustain a revenue stream by providing its products and/or services to customers. However, if the excluded item or items are only minor (based on the degree of difficulty and the level of investment necessary to obtain access to or to acquire the missing items(s)), then the transferred set is capable of continuing normal operations and is a business.

               EITF 98-3 advises the reader to look at the transaction as a set of transferred assets and activities and then apply the following three-step approach:

               o    Identify the elements included in the transferred set.

               o Compare the identified elements in the transferred set to the complete set of elements necessary for the transferred set to conduct normal operations in order to identify any missing elements.

               o If there are missing elements, make an assessment as to whether the missing elements cause one to conclude that the transferred set is not a business.

               Regulation S-X Paragraph 210.11.01(d)

               This paragraph states that the evaluation of whether an acquired entity constitutes a business should be evaluated in terms of the facts and circumstances and whether there is sufficient continuity of the acquired entity's operations prior to and after the transaction. This paragraph also states that a presumption exists that a separate entity, subsidiary or a division is a business but that a lesser component of an entity may also constitute a business. The facts and circumstances to be reviewed in evaluating whether a lesser component of an entity constitutes a business are the following:

               o Whether the nature of the revenue-producing activity of the component will remain generally the same as before the transaction; or
               o Whether any of the following attributes remain with the component after the transaction:
                                                                               3

               o    Physical facilities;
               o    Employee base;
               o    Market distribution system;
               o    Sales force;
               o    Customer base;
               o    Operating rights;
               o    Production techniques, or
               o    Trade names

              Response
              -------

               In each case, the guidance discussed above (SFAS 141, EITF 98-3, and Paragraph 210.11.01(d) of Regulation S-X) conveys the same basic message: the inputs, processes and outputs associated with the asset acquisition must be capable of performing as a stand-alone entity in order for that set of assets to be classified as a business acquisition and be recorded at fair value. If the asset acquisition is not a business then the acquisition must be recorded at historical cost. We applied the three-step approach described above in EITF 98-3 to our branch acquisitions:

               Step  1  -  Identification   of  the  elements  included  in  the
               transferred set(s):

               o    Long-lived assets
                         |X|  Facilities (buildings & equipment)
                         |X| Intangible assets in the form of a core deposit intangible
               o Operational Employees (branch and, where applicable, lending staff)
               o Certain processes (an understanding of the daily tasks required to run a branch office, administration of personnel at the branch level by the branch manager, basic knowledge of how to process customer transactions, and essential basic knowledge of banking rules and regulations). The processes in place at each branch included:
                    a.   Customer transactions:
                         |X|  Deposits
                         |X|  Withdrawals
                         |X|  Check cashing
                         |X|  Loans
                    b.   Teller duties
                         |X|  Branch opening and closing processes
                         |X|  Daily drawer balancing
                    c.   Basic branch operations
                         |X|  Ordering cash from the Federal Reserve
               o    Access to  customers  through  continuity  of location - the
                    customer   base   remained   largely   the  same  after  the
                    acquisition as it was before the acquisition.

               Step 2 - The acquired set did not include:

                    o Certain processes - accounting, loan processing (where applicable), strategic processes
                    o    Certain employees - senior management
                    o    Trade names

               Step 3 - The set(s) acquired lacked certain processes such as accounting and loan processing (for those branches acquired with loan origination personnel). The acquired set also lacked senior management; however we concluded that the daily business of running a bank branch did not require senior management involvement. For the most part, these branches run independently of the main office on a daily basis. The branch manager is responsible for hiring and managing branch staff, and acquiring necessary materials and services to run the branch.

               In addition, although the trade name (i.e., the name of the bank from which the branch was acquired) was not transferred in the transaction, for the most part the transaction was seamless to customers who received the same level of service from the same branch employees the day after the asset transfer as they did the day before the asset transfer. These customers have continued to bank with us after the acquisition, despite the name change, because of their level of comfort and familiarity with the local branch staff.

               In terms of processes, each branch was capable of functioning as a stand-alone business when we acquired it. There were undoubtedly a few minor changes to the policies and procedures (different forms used, etc.) but, in general, bank branch policies and procedures do not vary much from bank to bank. We acquired a well-trained set of employees who knew the basics of running a bank branch. Each employee understood and was capable of operating under commonly known banking standards, protocols and conventions and rules. Strategic management processes come from our executive office, but basic operational processes and resource management processes remained in place and functional at each branch we acquired.

               Conclusion
               ----------

               Our conclusion on staff comment #1 is that in all of our branch acquisitions we acquired a "business" and have properly accounted for the acquisitions. However, in the interest of providing investors with more complete information, we will expand our disclosure on core deposit intangibles in future filings. Our new disclosure will state the following:

               We have in the past purchased a branch or branches from other financial institutions. Our analysis of these branch acquisitions led us to conclude that in each case, we acquired a business and therefore, the excess of purchase price over fair value of net assets acquired has been allocated to core deposit intangible assets. Our conclusion was based on the fact that, in each case, we acquired employees, customers and branch facilities. The expected life for core deposit intangibles is based on the type of products acquired in an acquisition. The amortization periods range from 10 to 15 years and are based on the expected life of the products. The expected life was determined based on an analysis of the life of similar products within the Company and local competition in the markets where the branches were acquired. The core deposit intangibles are amortized on a straight line basis. The core deposit intangible is analyzed quarterly for impairment.


     2. The staff's comment refers to the exclusive contract with BCBS with an assigned value of $579,000 recorded as intangible assets as a result of the Company's acquisition of ICA in 2003. In the comment, the staff requests the following specific information:

               o The analysis that supports our conclusion that the decrease in future cash flows related to the retirement of the former owner of ICA and the termination of the exclusive BCSB contract warranted a 75% reduction in the amortization period during a seven-month period under paragraph 14 of SFAS 142.

                    Response: When the former owner of ICA retired in May 2005 before the end of his employment contract, we evaluated the potential impact that could have on the BCBS exclusive third-party contract, since the contract was between the former owner and BCBS. We determined that his retirement opened the door for BCBS to re-negotiate this contract, including the possibility that the contract could be terminated. We made assumptions based on the uncertainty involved in the future of the BCBS contract and estimated the impact this could have on long-term cash flows. We did not believe there was an uncertainty with respect to near-term cash flows. Based on the guidance of SFAS 142, we prospectively adjusted the amortization for this asset based on our new expectations. Because of the uncertainty surrounding the contract, we reassessed the remaining useful life of the intangible asset. We determined that the remaining useful life was 10 years and we re-amortized the remaining book value over 10 years. Since we had already amortized the asset for 2 years, the total useful life of the asset was reduced from 20 years to 12 years.

                    Later in 2005 we were notified that BCBS was terminating the contract and that effective January 1, 2006 there would be no new insurance contracts added. We would, however, continue to earn the override commission on any contracts that remained active. At that point, due to the uncertainty of potential run-off of customer accounts, we decreased the estimated useful life of this intangible asset. However, given the amount of actual cash received over the life of this asset to date, we did not anticipate a decrease in cash flows in the near term. Effective January 1, 2005, we re-amortized the remaining book value of the intangible asset over 5 years. At this point we had amortized the asset for 2 3/4 years, so the total useful life of the asset was now reduced from our original estimate of 20 years to 7 3/4 years.

                    Our analysis of the actual cash flows from this asset indicated that our original analysis of the total cash flows over the estimated 20 year life of this asset indicated a net present value of $890,000. We have re-evaluated the net present value of the remaining future cash flows for this asset based on what we have actually experienced for 2003 - 2007 and what we anticipate over the remaining useful life (to end on December 31, 2010, five years from January 1,
                    2006). That re-evaluation indicates that the asset has total value of approximately the original value of $890,000. Further, actual cash flows for 2005, 2006 and 2007 have approximated our original projections. This indicates to us that there has been no impairment of this asset, nor is there expected to be over the remaining useful life.

                    Our reduction of the remaining useful life was done in an effort to be prudent, but in reality there has been no impairment to this asset based on the retirement of the former owner.

                    In future filings, our MD&A disclosure and/or our footnote disclosure will state the following:

                    Using historical cash flows the customer list was assigned a value of $890,000 and the exclusive contract was valued at $597,000. Both assigned values were arrived at based on a discounted cash flow (DCF) analysis that assumed a 20 year life or 5% runoff of revenue each year. The analysis projected net income which was discounted back to present with a discount rate of 12%. The expected life was determined using historical runoff rates experienced by ICA before acquisition which were less than 5% per year.

                    Effective May 1, 2005, one of the former owners of ICA retired, requiring an evaluation of the impact that this retirement could have on both the customer list intangible and the exclusive BCBS contract. Management determined that the retirement could open the door for BCBS to re-negotiate the exclusive contract, including the possibility that the contract could be terminated. In addition, management considered the possibility that the customer base could deteriorate as a result of the retirement. Management made assumptions based on this uncertainty and estimated the impact this could have on long-term cash flows. Management did not believe there was uncertainty with respect to near-term cash flows. Based on the guidance of SFAS 142, Management prospectively changed the amortization for these assets based on our new expectations. At that point, the remaining useful life of the assets was determined to be 10 years. Despite the decrease in estimated useful lives, cash flows from these assets have not deteriorated.

                    Effective January 1, 2006 the exclusive third-party contract with BCBS was terminated. Prior to January 1, 2006, the ICA exclusive agent contract with BCBS entitled ICA to an override commission of 1.9% on all health premiums written through local Chambers of Commerce in Northeast Michigan. On any health insurance contracts in place as of December 31, 2005, ICA will continue to receive the 1.9% commission; however, there will be no new groups added to this program effective January 1, 2006. At that point, due to the uncertainty of potential run-off of customer accounts, management decreased the estimated useful life to 5 years beginning January 1, 2006. However, given the amount of actual override commissions received, management did not anticipate a decrease in cash flows in the near term.

               o A discussion of why these material reductions in expected future cash flows were not considered permanent impairments to the intangible asset based on the recognition and measurement provisions for recording impairment losses in paragraphs 7 to 24 of SFAS 144.

                    Response: Due to the increased uncertainty surrounding the exclusive BCBS contract, management made the decision to shorten the useful life of this asset. However, cash flows associated with this asset have not diminished to the point that required an impairment charge.

               o A discussion of why the retirement of the former owners of ICA and the termination of the exclusive contract with BCBS has not resulted in impairment to the customer lists intangibles with a carrying amount of $1.102 million that were recorded as a result of the acquisition of ICA.

                    Response: The $1.102 million carrying amount of customer lists intangibles recorded at December 31, 2006 is made up of two components: $442,000 which relates to a customer list acquisition by ICA in 2006 (after the retirement of the former owner, so it is unrelated to the issues noted above) and $660,000 which relates to the customer lists intangibles for both Property & Casualty customers and Blue Cross customers directly related to the acquisition if ICA in 2003. It should be noted that this Blue Cross customer list relates to Blue Cross contracts written directly by ICA agents and is unrelated to the BCBS exclusive third-party contract.

                    The continued employment of the former owners of ICA was crucial only to the BCBS exclusive third-party contract, as that contract was specifically between the former owner of ICA and BCBS. The value of the customer lists acquired in the ICA purchase is instead tied to the remaining ICA senior staff, who have developed and maintained the relationships underlying these customer lists. This staff is seasoned and well-qualified to continue the operations of ICA and to maintain these valuable customer relationships. There has been no turnover in this staff since we acquired ICA in 2003. Our quarterly evaluation of the carrying value of these contracts under SFAS 144 indicates that there has been no impairment to the customer list intangible since the acquisition of ICA.

                    As  noted  above,  in  future   filings,   we  will  include
                    disclosure related to the customer list intangible.

               o A discussion of how we considered the expected reductions in future cash flows resulting from termination of the exclusive contract with BCBS and the loss of the former owner of ICA in our SFAS 142 impairment testing regarding the $1.4 million of goodwill recorded as part of the ICA acquisition.

                    Response: Our annual evaluation of potential impairment of overall goodwill under SFAS 142 takes into account total premium dollars of the agency, which have risen since our acquisition of ICA, indicating that the termination of the exclusive contract was not a triggering event that would cause impairment of overall goodwill. Our overall analysis for 2006 (and all years prior since acquisition) indicate that there has been no impairment to any of the intangible assets or the overall goodwill.

                    In evaluating whether there is impairment to overall goodwill, we engage an accounting firm to help us determine a market value for ICA by gathering market multiples from different sources that they subscribe to. They use a service known as Pratt's Stats to arrive at an Equity Price to Net
                    Sales Multiple. This is a relevant ratio in that it eliminates the need for income statement adjustments. Their annual research of the Pratt database provides them with approximately 10 companies to work with. Typically, approximately 6 of these companies are viable for purposes of comparables. The comparables that are excluded are not included because those agencies' small size (sales volume) rendered them not useful for this purpose. The remaining viable comparables are split up into assets sales (3) and stock based sales (3).

                    Each year, the analysis of these comparables has indicated a mean ratio of 1.3 to 1.9 multiples of net sales. Blending the multiples provides us with a composite factor of approximately 1.6 multiples of net sales. We apply this multiple to net sales number for ICA and then add this figure to the current value of the tangible assets and deduct current payables (commissions, bonuses and business payables) to arrive at a total enterprise value. We compare that total enterprise value to the book values of goodwill, related intangible assets and investment in ICA. Each year that we have done this analysis, the book value has been lower than the value based on the comparables. Based on this analysis, management has determined that there has been no impairment of the asset on a global or overall basis.

                    In future filings, our goodwill disclosure will read as follows:

                    Goodwill was created in both the 2003 ICA transaction and the 2005 customer list purchase. Goodwill will not be amortized but tested annually for impairment. Annual tests of impairment have included obtaining third party sales multiple information for comparable companies. The mean of the multiples is applied to annual net sales of ICA and added to the value of tangible assets less current liabilities. This value is then compared to the current book value of goodwill, Intangibles, and Investment in ICA. Each year this analysis has indicated no impairment of goodwill exists. The $900,000 of payments made under the earn-out agreement in the ICA transaction were added to goodwill as was $48,000 in earn-out payments accrued in 2006 related to the 2005 customer list purchase.

          Conclusion
          ---------

          On staff comment #2, we concluded that there has been no impairment of the intangible assets or goodwill resulting from the purchase of ICA. We will continue to monitor this issue and as discussed above, will expand our disclosures in future filings as indicated above.


Form 10-Q for the period ended September 30, 2007
-------------------------------------------------

Note 1, Summary of Critical Accounting Policies, page 7
-------------------------------------------------------

     3. In comment #3, the staff refers to the "Financial Accounting Standard Number 159" section of the above referenced filing. The staff has indicated that the Company's early adoption of SFAS 159 does not appear to be substantive and consistent with the disclosure objectives of SFAS 159. The staff has asked the Company to revise the interim financial statements for 2007 to reverse the adoption of SFAS 159.

          Response: We respectfully disagree with the staff's conclusion that the Company's adoption of SFAS 159 was not substantive. However, subject to the concurrence of the Company's audit committee, the Company will file amendments to Form 10-QSB for the periods ended March 31, 2007, June 30, 2007 and September 30, 2007 to reflect the reversal of SFAS 159. We expect that the amendments will be filed before the filing of the Form 10-KSB for the year ended December 31, 2007.

The Company acknowledges that:

          o the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

          o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

          o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

Please feel free to contact me if you have any questions or concerns relating to these responses. Our goal is the same as yours: we wish to properly comply with the applicable disclosure requirements and to enhance the overall disclosure in our filings. We appreciate the assistance you and your staff have provided as we worked through our responses to your comment letter.

Sincerely,

/s/ Amy E. Essex

Amy E. Essex
Chief Financial Officer
First Federal of Northern Michigan